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                              June 14, 2021

       Paul Ginocchio
       Chief Financial Officer
       Augmedix, Inc.
       111 Sutter Street, Suite 1300
       San Francisco, CA 94104

                                                        Re: Augmedix, Inc.
                                                            Form 10-K for the
Fiscal Year Ended December 31, 2020
                                                            Filed March 31,
2021
                                                            File No. 0-56036

       Dear Mr. Ginocchio:

             We have reviewed your filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to this comment, we may have additional comment.

       Form 10-K for the Fiscal Year Ended December 31, 2020

       Exhibits 31.1 and 31.2

   1. Please tell us why the certifications filed as Exhibits 31.1 and 31.2 do not include paragraph 4(b)
referring to internal control over financial reporting as shown in Item
                                                        601(b)(31) of
Regulation S-K.
               We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 Paul Ginocchio
Augmedix, Inc.
June 14, 2021
Page 2

       You may contact Scott Stringer at 202-551-3272 or Adam Phippen at 202-551-3336 if
you have questions regarding our comment.



FirstName LastNamePaul Ginocchio                        Sincerely,
Comapany NameAugmedix, Inc.
                                                        Division of Corporation
Finance
June 14, 2021 Page 2                                    Office of Trade &
Services
FirstName LastName